EXHIBIT 99.1

News Release dated January 29, 2018, Suncor Energy transitions to continuous operations at Fort Hills

News Release

FOR IMMEDIATE RELEASE

Suncor Energy transitions to continuous operations at Fort Hills

Calgary, Alberta (Jan. 29, 2018) – Suncor today announced that the Fort Hills project is continuing its steady ramp up of production following the safe startup of secondary extraction on Jan. 27, 2018.  Fort Hills, which is located approximately 90 kilometres north of Fort McMurray, has a capacity of approximately 194,000 barrels per day (bbls/d), approximately 103,000 bbls/d net to Suncor.

As expected, the first of three trains from secondary extraction is now online and production on this train will continue to ramp up through the first quarter.

“With operations at Fort Hills now in continuous production, we’ve brought one of the best long-term growth projects in our industry into service and we’re now focused on the safe and steady ramp up through 2018,” said Steve Williams, Suncor president and chief executive officer.  “Thanks to the hard work and diligence of our employees, contractors and joint venture partners, we were able to accomplish this safely and efficiently. Fort Hills will provide energy and employment and generate returns for decades.”

At peak construction, Fort Hills employed an average of 7,900 people. Now in operation, Fort Hills employs approximately 1,400 direct employees and the vast majority have been hired from Alberta.

The Fort Hills project was sanctioned by the Fort Hills partners in 2013. The project was designed in stages in order to level load resources through construction and development. This phased approach provided for a progressive turnover of assets to operations over time, avoiding a commissioning bottleneck in the final stages of the project, and enabling early testing of the Mine, Primary Extraction and Utilities facilities. The project has already completed five test runs of the plant, producing 1.4 million barrels of froth.

The second and third trains of secondary extraction are being insulated and expected to start up in the first half of 2018, as planned. Fort Hills remains on track to reach 90% capacity by the end of 2018, as per the Corporate Guidance issued in November 2017.

Fort Hills is operated by Suncor which holds a 53.06% interest in the project. The Fort Hills joint venture partners are Total E&P Canada Ltd. (26.05%) and Teck Resources Limited (20.89%). Fort Hills bitumen production is blended for shipment to market at the East Tank Farm Development, a joint venture between Fort McKay First Nation, Mikisew Cree First Nation and Suncor.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: project capacity; the expectation that production from the first train of secondary extraction is now online and will continue to ramp up through the first quarter; the focus on the safe and steady ramp up through 2018; the expectation that Fort Hills will provide energy and employment and generate returns for decades; the expectation that the second and third trains of secondary extraction will start up in the first half of 2018; and that Fort Hills remains on track to reach 90% capacity by the end of 2018. Some of the forward-looking statements may be identified by words like “expected”, “will”, “focus”

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and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated Oct. 25, 2017 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges

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